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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 12)*


                                Hadco Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.05 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   404681-10-8
                          ----------------------------
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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------------------------------                      ----------------------------
   CUSIP NO. 404681-10-8                 13G           PAGE  2  OF  5  PAGES
             -----------                                    ---    ---
------------------------------                      ----------------------------



--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Horace H. Irvine II
       ###-##-####
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       USA
--------------------------------------------------------------------------------
                         5    SOLE VOTING POWER

                              923,512
      NUMBER OF        ---------------------------------------------------------
       SHARES            6    SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                0
        EACH           ---------------------------------------------------------
     REPORTING           7    SOLE DISPOSITIVE POWER
       PERSON
        WITH                  798,657
                       ---------------------------------------------------------
                         8    SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       923,512
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [X]

       See Item 4 of the attached Schedule for information about shares excluded from the 923,512 shares above.
--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       8.9%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON *

       IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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------------------------------                      ----------------------------
   CUSIP NO. 404681-10-8                 13G           PAGE  3  OF  5  PAGES
             -----------                                    ---    ---
------------------------------                      ----------------------------


Item 1(a).    Name of Issuer:
              ---------------

              Hadco Corporation.

Item 1(b).    Address of Issuer's Principal Executive Offices:
              ------------------------------------------------

              12A Manor Parkway, Salem, NH 03079

Item 2(a).    Name of Person Filing:
              ----------------------

              Horace H. Irvine II.

Item 2(b).    Address of Principal Business Office or, if None, Residence:
              ------------------------------------------------------------

              The address of the principal business office of Mr. Irvine is 12A Manor Parkway, Salem, NH 03079.

Item 2(c).    Citizenship:
              ------------

              Mr. Irvine is a United States citizen.

Item 2(d).    Title of Class of Securities:
              -----------------------------

              Common Stock, $.05 par value.

Item 2(e)     CUSIP Number:
              -------------

              404681-10-8.

Item 3.       If this statement is filed pursuant to Rules 13d-1(b), or
              ---------------------------------------------------------
              13-d-2(b), check whether the person filing is a:
              ------------------------------------------------

              (a)  [ ] Broker or Dealer registered under Section 15 of the
                       Securities Exchange Act of 1934 (the "Act").

              (b)  [ ] Bank as defined in Section 3(a)(6) of the Act.

              (c)  [ ] Insurance Company as defined in Section 3(a)(19) of the
                       Act.

              (d)  [ ] Investment Company registered under Section 8 of the
                       Investment Company Act of 1940.

              (e)  [ ] Investment Adviser registered under Section 203 of the
                       Investment Advisers Act of 1940.

              (f)  [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)
                       (ii)(F) of the Act.

              (g)  [ ] Parent Holding Company, in accordance with Rule 13d-1
                       (b_(ii)(G) of the Act.

              (h)  [ ] Group, in accordance with Rule 13a-1(b)(1)(ii)(H) of the
                       Act.

              Not applicable.

Item 4.       Ownership.
              ----------

              (a) Amount Beneficially Owned: Mr. Irvine is the beneficial owner of 923,512 shares of Common Stock as of December 31, 1996 including 124,855 shares held in a voting trust for which Mr. Irvine is the sole trustee. Does not include 230,258 shares of Common

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------------------------------                      ----------------------------
   CUSIP NO. 404681-10-8                 13G           PAGE  4  OF  5  PAGES
             -----------                                    ---    ---
------------------------------                      ----------------------------


                    Stock held in irrevocable trusts for the benefit of Mr. Irvine's family. Mr. Irvine, who is not a trustee of such trusts, disclaims beneficial ownership of such 230,258 shares of Common Stock. The Trustees of the aforesaid irrevocable trusts are James C. Hamilton, Esq., who is Clerk of Hadco and a general partner of Berlin, Hamilton & Dahmen, LLP, general counsel of Hadco, Lawrence Coolidge, a director of Hadco, and Gilbert M. Roddy, Jr.

              (b) Percent of Class: 8.9% (based on the 10,420,733 shares of Common Stock reported to be outstanding on December 20, 1996 in the Hadco Corporation Annual Report on Form 10-K for the fiscal year ended October 26, 1996.)

              (c)   Number of shares as to which such person has:

                    (i)   sole power to vote or to direct the vote:
                          923,512 shares.

                    (ii)  shared power to vote or to direct the vote:
                          -0-  shares.

                    (iii) sole power to dispose or to direct the disposition of:
                          798,657 shares.

                    (iv) shared power to dispose or to direct the disposition of: -0- shares.

Item 5.       Ownership of Five Percent or Less of a Class.
              ---------------------------------------------

              Not applicable.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.
              ----------------------------------------------------------------

              Not applicable.

Item 7.       Identification and Classification of the Subsidiary Which Acquired
              ------------------------------------------------------------------
              the Security Being Reported on by the Parent Holding Company.
              -------------------------------------------------------------

              Not applicable.

Item 8.       Identification and Classification of Members of the Group.
              ----------------------------------------------------------

              Not applicable.

Item 9.       Notice of Dissolution of Group.
              -------------------------------

              Not applicable.

Item 10.      Certification.
              --------------

              Not applicable.

              Not filed pursuant to Rule 13d-1(b).


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   CUSIP NO. 404681-10-8                 13G           PAGE  5  OF  5  PAGES
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                   February 14, 1997
                                          ------------------------------------
                                                         Date



                                              /s/ Horace H. Irvine II
                                          ------------------------------------
                                                      Signature



                                                  Horace H. Irvine II
                                          ------------------------------------
                                                      Name/Title